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                              April 7, 2021

       Brad Brubaker
       Chief Legal Officer
       UiPath, Inc.
       90 Park Ave, 20th Floor
       New York, New York 10016

                                                        Re: UiPath, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 26,
2021
                                                            File No. 333-254738

       Dear Mr. Brubaker:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 26, 2021

       Prospectus Summary
       Summary Consolidated Financial and Other Data, page 16

   1. Please revise your per share pro forma earnings per share presentation to reflect the Series
                                                        F financing as it
appears to have a material impact on the number of shares that will convert to common upon
your initial public offering. Refer to Article 11-01(a)(8) of
                                                        Regulation S-X.
 Brad Brubaker
FirstName
UiPath, Inc.LastNameBrad Brubaker
Comapany
April       NameUiPath, Inc.
       7, 2021
April 27, 2021 Page 2
Page
FirstName LastName
Dilution, page 69

2. Please provide us with the calculations that support your pro forma net tangible book value and tell us how you factored deferred contract acquisition costs into your calculations. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology